Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

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This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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     The Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger of the Heinz businesses with the Securities and Exchange Commission. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You will be able to obtain the proxy statement-prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

     The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company will be contained in the Company’s proxy statement-prospectus which will be filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz businesses by reading the proxy statement-prospectus when it becomes available.

     This press release contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger of the Heinz businesses and future financial operating results.

     Factors relating to the pending merger of the Heinz businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; unknown liabilities; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

     In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

     These factors are described in more detail in the Company’s filings with the Securities and Exchange Commission (the “Commission”), including its annual report on Form 10-K for the fiscal year ended June 30, 2001. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

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     Transcript of the August 8, 2002, Del Monte Foods Company live audio webcast to discuss the Company’s fourth quarter and year end fiscal 2002 results and the Company’s view of its business and prospects for fiscal 2003

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Date: August 8, 2002
Time: 8:00 a.m. PST
Del Monte Foods Company
Host: Tom Gibbons

OPERATOR: Good day, ladies and gentlemen, and welcome to the Del Monte Foods Company fourth quarter analysts conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time.

As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Tom Gibbons, Senior Vice President and Treasurer. Mr. Gibbons, you may begin.

TOM GIBBONS, SVP/TREASURER, DEL MONTE FOODS COMPANY: Thank you. And, good morning, everyone. Thank you for joining us today to discuss Del Monte Foods’ financial results for the fourth quarter and fiscal year 2002, which ended June 30th.

Today’s speakers will be Rick Wolford, Del Monte’s Chairman and Chief Executive Officer; and Dave Meyers, Chief Financial Officer. Rick and Dave will review the results of the quarter and the full fiscal year, with the remaining time spent by answering your questions. The call today will last approximately one hour.

Let me remind everyone that statements made during this conference call which are not historical facts, including any statements about the company’s targets, beliefs, plans or expectations, are forward-looking statements and are based on management’s current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties, and investors should not place undue reliance on them. There are a number of important factors that could actual results to differ materially from those contained in such statements. These factors are described in more detail in the company’s press release issued today and in filings with the

Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended June 30, 2001.

This conference call is open to all interested parties, including members of the press and the general public, although they are on a listen-only basis. The call is being Webcast and will be accessible on Del Monte’s Web site until August 15th.

The company’s GAAP results are included in the company’s press release issued today. However, in order to provide comparability among all periods presented, the company’s reported results prepared on a GAAP basis have been adjusted to exclude special charges related to plant consolidations; merger related expenses; gains and losses from the change in fair value of interest rate swaps; income from the reversal of an accrual for a contingent liability; and litigation expense related to Del Monte’s recapitalization transaction in 1997. All of these items are non-recurring or non-cash charges or credits and all of the numbers we will talk about today reflect these adjustments.

If you would like a copy of the press release containing the GAAP numbers, you can print it off of our website at www.delmonte.com or contact us.

Also, the Del Monte market share consumption data and other financial information we will be talking about today include S&W since the March 2001 acquisition.

And, finally, as I’m sure most of you know, consumption and share data no longer include super centers, most importantly, WalMart. This change will tend to impact category consumption data on an ongoing basis and has required that all of our share data be restated.

And now, our Chairman and Chief Executive Officer, Rick Wolford, will take you through our results. Rick.

RICK WOLFORD, CHAIRMAN/CEO, DEL MONTE FOODS COMPANY: Thank you, Tom. Good morning, everyone.

I’ll begin today with a summary of the numbers for the quarter and the year, and then give an overview of the key drivers of our Q4 business. Following my remarks, Dave will discuss our financials, and then I’ll come back for some closing comments and we’ll open up the line for Q&A.

I hope everyone has had an opportunity to review the press release issued earlier this morning. Let me recap the numbers for the fourth quarter.

Net sales were $315 million, compared to $342 million last year. EBITDA was $47 million, the same as last year. Net income was $18.3 million, compared to $18.1 million, and EPS was 34 cents, the same as the fourth quarter last year. This exceeded First Call’s consensus estimate of 28 cents.

For the full fiscal year, net sales were $1.324 billion, compared to $1.291 billion last year. EBITDA was $161 million, compared to $177 million. Net income was $49 million, compared to $50 million. And, EPS was 91 cents, compared to 95 cents last year, and also exceeded the First Call consensus of 85 cents.

Overall, we’re pleased with the business results for the year. Fiscal 2002 was an important year for Del Monte. It’s a year in which we met or exceeded our operating and financial objectives and set the foundation for increased shareholder returns going forward.

Over the year, we executed on each of our four strategic objectives. We completed the integration of our S&W acquisition; we successfully implemented our July 1, 2001 price increase; we continued new product innovation; and dramatically reduced our debt. We delivered on the top line, beat our bottom line targets, and generated significant cash flow, which enabled the company to exceed its debt reduction goals.

Finally, we announced the transforming transaction with the H.J. Heinz Company that should significantly increase Del Monte’s scale; expand our center store presence; bring higher margin, powerful brands, to the Del Monte portfolio; more than double our revenue base; and more than triple our earnings base.

Before I get into greater detail on the businesses, I’d like to briefly review the results of our four key strategic objectives identified at the outset of the fiscal year.

First, in March 2001, we completed the acquisition of the S&W branded business. As I mentioned on the last call, S&W is now completely integrated into our existing marketing, sales and operating infrastructure. We have successfully implemented our plan for this business, which combines packaging innovation, revitalized consumer programs, SKU rationalization, and stabilized distribution. This strategy has successfully revitalized the S&W business and has helped us to achieve double-digit growth in the CMM channel. We told you that S&W would contribute about $85 million to $95 million in sales in fiscal 2002, and they did, coming in at $93 million.

Second, we have successfully executed our price increase to improve ongoing margins and to offset expected increases in packaging, labor and energy costs. As expected, and consistent with prior experience, we saw a first year category consumption decline as the consumer adjusted to the new shelf price. Effective sales execution delivered pricing on the retail shelf at our targeted levels, and these are consistent with our strategy.

Our non-promoted or regular pricing is in line with our expectations across all our businesses and was matched by key branded competitors, as well. Private label — their non-promoted regular pricing has also increased, though not to the same extent as branded competitors. Going forward, we expect that this higher pricing will continue to benefit margins.

Third, we continue to respond to consumer trends with new product development. This year, we expanded our single-serve line and introduced two new fruit and gel to go items, as well as completed the expansion of our mandarin fruit to go diced item. We’ve also significantly expanded distribution of processed citrus products under the Del Monte Sun Fresh brands in both snacking and larger sizes. And, we introduced a mandarin fruit and glass item, continuing to broaden our assortment in the value added packaged produce area. In all, new products accounted for over $20 million in net sales, excluding one-time slotting costs.

Fourth, we entered fiscal 2002 with a commitment to reduce debt. To achieve this, we planned to generate significant cash flow by lowering production levels and selling ly in to lower margin business segments to reduce our inventories. While this negatively impacted operating margins, it was key to our goal to ly reduce the debt of the company and to improve financial flexibility and reduce interest expense. Combining inventory reduction and working capital management, we have made great progress against this objective. As Dave will detail later, we generated almost $130 million of free cash flow and paid down over $120 million of our term debt during the year. This was an important objective for the year and for the long-term performance of our company.

Now, let’s specifically discuss our business results. Our business with the consumer continues to be strong. For the year, we continued to maintain our share leadership. In vegetables and tomatoes, we increased our share for the year, even while taking pricing. Fruit was down slightly, at seven-tenths of a share point. As expected, our category consumption volumes for grocery, as measured by Nielsen, declined, driven in part by the category-wide pricing advance, which we led, as well as by the continuing shift in business towards — the continuing shift in business towards the non-traditional retail channels.

Encouragingly, across this broader set of retail channels, including mass, super center and drug channels, as well as grocery, we estimate that both the fruit and tomato categories actually grew slightly versus previous year, at one percent and 1.1 percent respectively, while vegetables declined 3.7 percent.

Our overall retail sales were up over four percent for the year, driven by the addition of S&W. Our already strong growth in the club mass merchant channel was further strengthened by the additional — by the addition of the S&W brand, resulting in a robust double-digit growth for this channel.

For the quarter, for the quarter, our categories were generally soft and grocery consumption performance was below the prior year. The broader set of retail channels declined as the grocery reduction was only partially offset by increases in mass, super center and drug channels.

For the combined retail channels, veg was down six percent and fruit and tomato categories were close to flat, down approximately one percent for the quarter.

Our Q4 shares were negatively impacted by shifts in merchandising timing, as well as relatively lower merchandising spending by Del Monte, compared to competition driven by year-end pack concerns of private label and, in tomatoes, by competitive merchandising support for new products. As we begin to lap the price increase of last July and move in the new pack, we expect the category and our share trends to improve.

Our overall retail sales volume for the fourth quarter was down seven percent, reflecting both the soft category and the share performance noted above. As well, the quarter’s volume was lower compared to prior year, reflecting several specific retail customers who bought out against our July 1, 2001 price increase.

Next, I’d like to review each of our individual business results in more detail. Note that to review each business, we reference Nielsen category and share information for the grocery channel, specifically. The impact of growth in the other retail channels, mass, super center, drug, as well as clubs, is not captured in the grocery category data. This will tend to understate overall retail category consumption performance.

First, our vegetable business. Fourth quarter vegetable sales were $92 million, compared to $105 million last year. Retail channel sales declined by $8 million, driven by several factors in the quarter.

First, the impact of the price increase, which has caused overall category softness for both the full year and the quarter. As well, quarter four is a difficult comparison due to the forward buy in the fourth quarter of ‘01 as a result of the prior year’s price advance. In quarter four, overall category merchandising levels were below prior year, which further weakened category volume.

Our shares in the quarter were down as Del Monte merchandising levels were comparatively lower than competition, as we both shifted merchandising to Q3 to support Easter events and, overall, lowered our merchandising support, compared to the programs that we fielded in the fourth quarter of ‘01.

Tight supplies of green beans also restricted merchandising events and reduced total sales. And, finally, we continued to see some trade de-inventorying for this category.

Non-retail channel sales declined by $6 million, primarily due to the fiscal 2001 sales and surplus inventory not recurring in fiscal 2002.

Nielsen category consumption in the grocery channel was down 9.7 percent in the fourth quarter, while Del Monte consumption was down more than the category, resulting in a 1.4 percent share loss. This share loss traces to the merchandising and supply impacts that I noted previously.

As expected, club mass merchant sales were up double-digits. For the last 52 weeks, vegetable grocery category consumption was down 5.8 percent. This reflects the impact of the category-wide price increase, lower merchandising levels, generally, and continued shifts to other retail channels.

For the year, Del Monte consumption was down only 2.9 percent. As a result, our 52 week grocery market share of 22.8 percent was up seven-tenths of a share point from last year. For the year, club mass merchant sales were up double-digits.

Looking, next, to fruit. Sales during the fourth quarter were $137 million, down from $155 million last year. Retail sales were down $6 million, reflecting category softness resulting from the higher pricing, as well as the impact of forward buy in the prior year quarter as a result of our price advance. The sales decline also traces to increased private label merchandising activity as private label suppliers needed to move through their remaining pack.

Del Monte merchandising levels were, essentially, flat to prior year.

Sales in the non-retail channels were also down, primarily due to lower fiscal ‘02 sales of surplus inventory, compared to fiscal ‘01, as well as competition pricing in the food service channel.

Grocery category consumption in fruit, as measured by Nielsen, was down 4.8 percent for the quarter. Del Monte consumption was down 9.9 percent, reflecting our 13 week market share of

41.7 percent, which is down 2.4 share points compared to prior year. This lower share traces to the higher private label spending that I noted previously. Club mass merchant sales were up mid-single digits.

For the last 52 weeks, grocery category consumption was down 2.1 percent, while Del Monte consumption was down 3.6 percent. As a result, our 52 week share was 43.2 percent, down seven-tenths of a share point from last year. Similar to vegetables, club mass merchant sales for the year were up double-digits.

Our total tomato sales of $70 million for the quarter were down slightly, compared with $72 million last year. Retail sales were down $3 million due to lower volumes driven by increased private label activity to move through their remaining pack, as well as branded competitive activity, which was increased in support of new item introductions.

Del Monte spending was flat to prior year.

For the quarter, solid tomato grocery category consumption was down 1.5 percent. Del Monte consumption was down 6.6 percent, reflecting the competitive merchandising levels that I’ve outlined, resulting in a 13 week tomato market share of 21.1 percent, down 1.2 share points. Again, club mass merchant sales were up double-digits.

For the last 52 weeks, category consumption in tomatoes was down only six-tenths of a percent, even while average pricing was up 10.4 percent. Del Monte consumption was up 5.3 percent, primarily driven by S&W. As a result, our 52 week share was 21.3 percent, up 1.2 share points.

As with fruit and vegetables, club mass merchant sales were up dramatically.

I’ll now turn the call over to our CFO, Dave Meyers, who will take you through the numbers.

DAVE MEYERS, CHIEF FINANCIAL OFFICER, DEL MONTE FOODS COMPANY: Thanks, Rick.

For the fourth quarter of fiscal 2002, net sales were $315 million, compared to $342 million last year, due primarily to retail volume declines caused by category softness, in part, as a result of the July 1 price increase as well as share softness for Del Monte caused by relatively high levels of competitive merchandising. Lower sales were also caused by lower 2002 sales of surplus inventory versus fiscal 2001.

Our gross margin was 24.1 percent, compared with 21.3 percent for the same three months in 2001. Gross margin improved by 1.9 percentage points due to higher prices related to our July 1 price increase.

Favorable mix due to lower sales in the lower margin non-retail channels increased gross margin by 1.1 percentage points. Cost increases reduced gross margin by two-tenths of a percentage point.

Depreciation/amortization for the fourth quarter was $7.9 million, excluding amortization of financing fees, which are included in interest expense. This was down from $8.4 million in the same quarter last year.

Total SG&A expense was $36 million in the quarter, up from $34 million last year, primarily due to higher corporate G&A, partially offset by lower marketing expenses. As a percent of sales, SG&A was 11.6 percent versus 9.9 percent last year.

Interest expense for the quarter was $13 million, compared to $16 million last year, due to lower debt levels and lower interest rates. The average interest rate for the quarter was 7.9 percent.

As of June 30, 2002, our total debt was $591 million. Our working capital revolver was at zero, and we had $17 million of cash on the balance sheet. So, our debt, net of cash, was $574 million. This compares favorably to total debt a year ago of $714 million and net debt of $702 million.

Over the last 52 weeks, we generated $128 million of cash to pay down debt. As of June 30th, 2002, our term loan totaled $291 million and our 9.25 percent senior subordinated notes totaled $300 million.

Income taxes of $8 million for the quarter reflect a 30.4 percent annual tax rate, compared to $4.5 million last year, calculated using a rate of 19.9 percent.

For the full fiscal year, net sales totaled $1.324 billion, compared to $1.291 billion last year. The increase was primarily due to the acquisition of S&W, partially offset by retail volume declines due to the price increase and lower sales in non-retail channels.

Gross margin for the year was 22.0 percent, the same as last year. Gross margin improved by one percentage point due to higher prices related to our July 1 price increase, offset by cost increases, primarily higher fixed costs.

Depreciation/amortization for the year was $30.4 million, excluding amortization of financing fees, down from $32.5 million last year.

SG&A expense of $162 million for the year was up from $140 million last year. The increase was primarily due to higher marketing costs, brokerage, our main office relocation, and higher information technology expense, as well as higher pension expense due to overall poor stock market performance. As a percent of sales, SG&A was 12.2 percent, compared to 10.8 percent last year.

Interest expense of $60 million for the fiscal year is down from $75 million last year due to lower rates and lower debt levels.

Income taxes of $21.2 million reflect a 30.4 percent annual tax rate, compared to $19.7 million last year, calculated at an annual 28.2 percent rate.

Next, I will offer a few observations regarding the full fiscal year 2003. We believe we will achieve top line growth of two to four percent. Top line growth of the company should be driven by increases in both retail and non-retail channels. Retail channel growth should be driven primarily by new products in fruit and tomatoes.

SG&A spending should be 11 to 13 percent of sales, about the same as ‘02 spending at 12.2 percent of sales.

We expect to generate significant cash flow in fiscal 2003. We estimate that free cash flow will be in the range of $70 million to $90 million and will be used to pay down debt. As a result, interest expense should be approximately $5 million to $7 million lower in fiscal 2003 as we continue to pay down our debt.

Our income tax rate is projected to increase to approximately 39 percent, compared to the 30.4 percent rate in fiscal 2002, a negative EPS impact of about 13 cents. The lower rate in fiscal 2002 was due, primarily, to the reversal of evaluation allowance and to state tax credits, which will not be available in 2003. As a result of these factors, we believe our EPS for fiscal 2003 will be in the range of 92 to 96 cents.

With respect to the quarterly guidance, we expect the fiscal 2003 revenue flow to be about 21 percent of total annual sales in the first quarter, followed by 28 percent in the second quarter, 26 percent in the third quarter, and 25 percent in the fourth quarter.

EPS should be approximately two to three cents in the first quarter, followed by 33 to 35 cents in the second quarter, 28 to 30 cents in the third quarter, and 27 to 29 cents in the fourth quarter.

Now, I’ll turn the call back to Rick.

WOLFORD: Thanks, Dave. I’d like to make some closing comments now.

Our business performance and number one share position continue to be good. While the Q4 share levels were below prior year, our ongoing 52 week share performance is strong, particularly in light of the price advances taken at the outset of the year. For the full year, shares were up in vegetables and solid tomatoes, and down only slightly in fruit.

We accomplished our strategic objectives for each of our key initiatives, the S&W integration, the price increase, investing behind new product growth, and debt reduction.

Our top line growth reflects the S&W acquisition and our price increase, as well as new product sales. We also increased our marketing spending for the year for the testing and introduction of new products, as well as increased marketing support for our existing products.

And, finally, as you have heard, we significantly reduced debt in 2002, reduced our leverage, and improved our company’s financial flexibility.

Each of these accomplishments represents an important long-term improvement for our business.

I can’t end today’s call without just a few words about the transaction that we announced on June 13th. As I’m sure all of you know, we recently announced that we would be merging the Heinz seafood, pet food, infant feeding and private label soup business into Del Monte. This will be accomplished through a Reverse Morris Trust merger process anticipated to close near the end of the calendar year.

The new Del Monte is expected to have substantially increased sales with revenues twice our current size. The $3 billion company will be focused on the North American retail market, with 75 percent of its sales branded, two-thirds of those as a number one brand, and virtually all our retail business sold into the center store. That company will be able to deploy its resources against a very, very focused business base.

The strategic fit of these combined dry grocery businesses should drive synergies, which we will invest back into the business, as well as improve margins.

The combined business will go to market supported by our well established Del Monte branded platform that currently serves the entire U.S. retail market. The Del Monte imperatives of commitment to execution, brand discipline and supply chain expertise will be the hallmarks of our new company.

The Heinz brands, such as StarKist, 9-Lives and Kibbles ‘n Bits, have a strong consumer franchise and are a perfect fit to provide increased branded center store scale to the benefit of all

Del Monte products. The private label soup business will further enhance this center store leverage.

The entire new portfolio, along with our existing Del Monte, S&W and Contadina brands, will be core to Del Monte, and we will plan to reinvest much of the cost savings we believe we can capture back into our brands, supporting them with higher levels of marketing and focused sales execution.

Through the reinvigoration of these brands, the greater scale of our overall business, and the realization of synergies, we should be a financially stronger company, well positioned to deliver shareholder value.

I am pleased to report that the process is moving on schedule towards a closing around the end of the calendar year. Heinz has filed its private letter ruling request with the IRS. The Hart-Scott filings have been submitted, and we expect to file the S-4 with the SEC within the next two weeks. The Heinz organization is well along in the process of separating these businesses so that they can be spun off as a freestanding business unit. And, we at Del Monte are well along on the integration planning process.

Over the last three weeks, I have met several times with managing directors of each of these businesses and, while it is not appropriate for me to discuss any specifics on the business unit — on the businesses until the merger closes, I can report that the employees who will be part of the new Del Monte continue to be very enthusiastic about their key part that they will — the key part — the key role they’ll play in our new company. In summary, the separation and integration process in moving well and is on plan for day one.

There’s a great deal of work ahead and, without question, we have some specific issues that we need to address. But, the potential for the new Del Monte is significant. These businesses have many similarities. They share the same customer base with similar center store merchandising and promotional needs. They are driven by the same set of consumer marketing disciplines to be tailored for each product line. They both - they all require brand discipline, consistent strategy, energetic innovation, and strong supply chain management. I believe we can build on these similarities and capitalize on the strength and scale that bringing these companies together will generate.

But, if you step back at its core, our new Del Monte is a business of blocking and tackling. Commitment to this is one of the strongest similarities these businesses share. Focusing on the fundamentals should allow these businesses to realize their full potential. As we do that, the new Del Monte will be a tough and a successful competitor in each of our markets and in each of our businesses.

As we continue to develop our plans and strategies for our company, I’m even more convinced than I was when we announced the transaction, that the new Del Monte will be a very successful, mid-cap food company.

That completes our presentation today. And, we’d be happy now to take questions.

OPERATOR: Thank you. If you have a question at this time, please press the one key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. One moment for questions.

Our first question is from Reza Vahabzadeh of Lehman Brothers.

REZA VAHABZADEH, LEHMAN BROTHERS: Good morning.

MEYERS: Good morning. How are you?

VAHABZADEH : Good, and how are you?

MEYERS: Very well.

VAHABZADEH: I missed the Del Monte Nielsen volume decline in vegetables in the fourth quarter.

WOLFORD: OK. Let me ...

VAHABZADEH: And, while you’re looking at that, let me ask another question and this has to do with your gross margin improvement in the fourth quarter. The price increase component of that was consistent with prior quarters but it - the quarter was not as impacted by cost increases as in the last two quarters. Is there a particular reason for that?

MEYERS: No. We also had a favorable mix in the quarter and our costs were reasonably decent. We had a couple of favorable adjustments in the fourth quarter that flowed through the fourth quarter that we didn’t have in the first three.

WOLFORD: Reza, the — your question was the Del Monte consumption/Nielsen consumption in the fourth quarter?

VAHABZADEH: Yes.

WOLFORD: And, it was down 14.9 percent.

VAHABZADEH: OK. And, the market share was?

WOLFORD: The market share was down 1.4 share points and the share itself was 22.3.

VAHABZADEH: OK. And then, the other question has to do with — as far as the first quarter of ‘03, are you still carrying the same higher costs from last year’s production as you have in the last two or three quarters?

MEYERS: No. We will redo our standards at the — at the beginning of every year, so a lot of that inventory is flowed through and what hasn’t will be - will be re-established with new standards for ‘03.

VAHABZADEH: Right. And, your overall production volume in the core business - is that going to be in line with last year, or higher or lower?

WOLFORD: The overall production volume next year will be higher.

VAHABZADEH: It will be higher.

WOLFORD: Yes.

VAHABZADEH: And, that will mean better cost absorption, I suppose, for next year?

WOLFORD: It will. As we’ve said, it will reduce the fixed cost burden that we had this year reflecting the reduced throughput in the vegetable business.

VAHABZADEH: OK. And, if you could just tell us what you expect for — I may have missed it if you did mention it — what you expect for gross margin for FY ‘03.

MEYERS: We expect a same 22, 22 and a half percent gross margin.

VAHABZADEH: Thank you.

WOLFORD: Thank you, Reza.

OPERATOR: Our next question is from Leonard Teitelbaum of Merrill Lynch.

LEONARD TEITELBAUM, MERRILL LYNCH: Good morning.

WOLFORD: Good morning.

WOLFORD: Len, how are you?

TEITELBAUM: Good. I’m also here with Farha Aslam who may ask a question or two at the end.

Dave, is this right that all of the numbers jive, given — correct?

MEYERS: You were — there was some noise. I didn’t hear it, Lenny.

TEITELBAUM: All of the numbers you’ve given out are without Heinz?

MEYERS: Yes. Absolutely.

TEITELBAUM: OK. Now, the tax rate of 39 percent. Would that go up or down with the Heinz acquisition?

MEYERS: None of these numbers include Heinz, but I would expect that number to go down with the Heinz acquisition. Now, how much, I don’t know.

TEITELBAUM: OK. You’ll have Heinz for two quarters and I know I have to ask this in a general way. You expect it to be accretive, but is it going to be just slightly accretive in — because you’ve only got two months to work with in the first year?

MEYERS: One of the problems we have, Lenny, is exactly when the transaction is going to be completed. And, depending on that will depend on the promotional events that we have and how many synergies that we can capture. And, unfortunately, the IRS is very unpredictable. So, that could end up being part of us for a quarter or four months, and so, therefore, we’re really not prepared to talk about the — that stub period. We will tell you that we believe it will be accretive in the first full year of operation.

TEITELBAUM: All right. That’s fair. I want to get back to the inventory question, and I believe the previous questioner may have gotten it. I guess, maybe I couldn’t follow one thing. You’re using the off-channel markets now to clean up the inventory overhang. Do you expect that to continue through all of ‘03, or do you expect to be — and, what does the pack look like for this year?

WOLFORD: The pack for this year will be a — will tend to be a more normal pack as we have throughputs at more traditional levels. We may still have some overhang in some of the marginal markets this coming year, but reduced over the prior two years.

MEYERS: Right. We’ll continue to take advantage of the USDA market, where it’s opportunistic.

TEITELBAUM: What I’m trying to figure out, Dave, is can we see our operating margin move up because we are eliminating some of the dump markets here? We did this a couple of years ago where we got out of the food service business and raised our overall margins, even though our sales were sloppy. Do you see that occurring in ‘03?

MEYERS: I — not to the extent that you would think. One of the reasons is we’re going to continue to take our inventory down in ‘03. We won’t see the sizable reduction we had in finished goods inventory this year like it was about $45 million, $44 million. We will see about a $20 million plus reduction in finished goods inventory next year. And, that’s a result of the ERP system that we’re putting in and taking advantage of the opportunities that systems provides us. So, as a result of us continuing to focus on reducing finished goods inventory, we will continue to go through those non-retail channel markets until we got our inventory down to the appropriate targeted level.

TEITELBAUM: Dave, is this set up so that ‘03 becomes, really, the clean-up and reset year — the integration of Heinz and cleaning up all of the inventory and starting out fresh a year from now? Or, is that too general a statement?

MEYERS: It’s probably too general, but I think a lot of that will happen, depending on when the acquisition of Heinz occurs, or when the merger of the Heinz business occurs. If it occurs in

December, I would say, yes. We’ll have six months to get everything in order and be in really good shape for our fiscal ‘04.

TEITELBAUM: Because, just as an observation, I can’t see fighting an inventory overhang and a margin reset in our basic business and getting Heinz on board the way you guys want to do it. That’s like fighting a war on two fronts. It just seems to me that you’re going to have to clean one up before you can get the other one going. And, again, I don’t know if that requires a response or not. But, that’s the way I see it. I don’t know if that’s right or not.

WOLFORD: Well, I think, Lenny, just a short response to that would be that the battle on the inventory reduction front is one that is pretty well set. We’ve got some processes in place now. It’s working pretty smoothly. We actually have developed a pretty good process with the USDA bid. So, that is not an area that’s requiring an awful lot of attention in terms of management focus. It’s moving through effectively and we’ll continue to move that process forward to make the operating infrastructure, particularly of our vegetable business, a very efficient one. We will very much be focused going forward, as well, though, on the opportunities that the new businesses represent. They are significant and we believe we have a pretty stable platform here at Del Monte that will move forward with a lot of the direction of progress that we’ve set so far.

TEITELBAUM: All right. One final question. I think Farha is going to have one. If we take the debt assumption and debt — and cash payments, if you will, regarding the Heinz transaction when it occurs, none of that is reflected in the balance sheet now. Do you have — are you permitted to give us a projected balance sheet, once the merger goes through?

MEYERS: No. We’re not prepared to talk about anything regarding the Heinz transaction at this point in time. As you know — I believe you know that, you know, the merger with Heinz is fully committed. It’s $1.9 billion of financing and everything is in place for that to move forward.

TEITELBAUM: OK.

MEYERS: By the way, at one other point that this transaction with Heinz is a de-leveraging transaction at its beginning. So, we’re very — obviously, very pleased, for a number of different reasons, with this merger.

TEITELBAUM: Yes. It’s well structured. Congratulations.

Farha, you had a question.

FARHA ASLAM, MERRILL LYNCH: Two questions, Dave. Just, regarding that $1.9 billion. The debt you’re taking on from Heinz is $1.1 billion. The other $800 million — what does that account for?

MEYERS: Well, in the $1.9 billion, you’ve got a $450 million revolver. You’ve got one point — I believe it is $1 billion of term, and then you’ve got a $300 million senior note. And so, what it is the restructuring of our existing debt plus the cost of merging with the — businesses.

TEITELBAUM: It’s a 1.9 package, then?

MEYERS: It’s a total package of refinancing Del Monte’s existing debt.

TEITELBAUM: Got you. All right. I missed it. Go ahead.

ASLAM: OK. And then, what would be your estimated interest rate on $1.9 billion? And, if you have it broken out, that would be great, as well.

MEYERS: I don’t have that broken out. I don’t have that interest rate with me because I’ve — I’m not — I was not prepared to talk about the Heinz transaction. We, obviously, have modeled that and, certainly, at the appropriate time, we’ll make that available.

TEITELBAUM: That’s fair.

ASLAM: OK. Thank you.

TEITELBAUM: Thank you, guys.

WOLFORD: Thank you very much.

OPERATOR: Our next question is from Barrett Inon of Bank of America.

ARTHUR ROULAC, BANK OF AMERICA: Hi. Actually, it’s Arthur Roulac of Bank of America.

A couple of questions. First one would be can you just give a sort of a percent change in the summer pack this year versus last year, what it’s expected to be?

WOLFORD: It is up slightly. It is — I don’t know if I could give you a specific percent of our — in going through the different businesses, tomatoes - the tomato production will be essentially flat with prior year. Our fruit business will be up somewhat from prior year due to the — due to the growing conditions out here with the orchards in California. Our vegetable business will be up and that will be up as we — as a percent on that, I don’t really have that number for you in vegetables. But, it will be up in the order of magnitude of five to 10 percent.

ROULAC: Oh. OK. Thanks. Next question is, in the fourth quarter, you said there was some merchandising timing issues. What, exactly, did that comprise?

WOLFORD: I wouldn’t call them merchandising issues. I would just say that our - what I was trying to communicate here is that our strategy in the Q4 is a strategy that’s based on merchandising plans that we have for an entire year. By way of example, in our vegetable business, we put a lot of merchandising activity around Easter holiday. That fell into Q3 this year as opposed to Q4, so changes of seasonality of the merchandising activity. As well, in the vegetable business, we elected to spend more heavily in period prior to Q4, so we reduced our overall spending against vegetables in Q4 as part of our annual plan. When you look at our other two businesses, fruit and tomato, there, we spent at essentially the same levels as last year with essentially the same programs.

Our competition spent at higher rates for reasons specific to private label in fruit and tomatoes, and for reasons specific to Hunts and tomatoes. That’s part of their strategy process, as well.

In these categories, merchandising is a driver of our businesses. And, as you have varying initiatives being put forward in each — in each quarter, you will have performance that reflects that.

ROULAC: OK. One final question. Can you talk about some recent tariff legislation that went through and how that would, you know, potentially impact the StarKist business?

WOLFORD: That tariff improvement — we can’t speak specifically about the StarKist business or the Heinz businesses in general. But, as reported in the Wall Street Journal, the ruling for

Ecuador will be beneficial to our pouch production in Ecuador, which is imported into the U.S. market. That is a very important growth initiative for the StarKist business. And, it is a ruling that certainly will go in the right direction for that business.

ROULAC: Thank you very much.

WOLFORD: Thank you.

OPERATOR: Our next question is from Robert Kirkpatrick of Cardinal Capital.

ROBERT KIRKPATRICK, CARDINAL CAPITAL: Good morning.

WOLFORD: Good morning, Rob. How are you?

KIRKPATRICK: Fine, thank you. Could you provide a little more detail on the ending of the lower tax rate and then address whether or not the cash tax rate will rise as much? And then, finally, if you could talk about what your cap ex plans for the coming year are.

MEYERS: Yes. In terms of the tax, what happened is we recorded a deferred tax asset about three years ago. And, however, because we didn’t have a track record of positive earnings, we had to reserve against part of that asset. And, as we demonstrated the ability to deliver positive earnings, we were able to reverse that. And, that’s what’s happened over the last couple of years and that’s why our tax rate has stayed in the — in the 30 percent range over that period of time. That has been completely reversed and that’s why the tax rate’s going to go from 30 percent to the 39 percent. We would expect that cash taxes would continue to be lower, particularly in ‘03 and ‘04, and then increase back up to a normal level in ‘05.

KIRKPATRICK: And ...

MEYERS: The last — I’m sorry.

KIRKPATRICK: I was just going to ask you about the cap ex. Sorry.

MEYERS: And, the cap ex for ‘02 or ‘03?

KIRKPATRICK: Both, please.

MEYERS: OK. ‘02, for the year, was about $44 million, $43.6 million. And, we expect cap ex in ‘03 to be $50 million.

KIRKPATRICK: And, how would that break down, let’s say, between kind of - you’ve got this ERP program that’s going on and a few other things.

MEYERS: Yes. ERP is approximately $8 million. We have about $15 million to $20 million in maintenance and then the balance of that would be economic return type cap ex that has to return a certain internal rate of return or we will not spend it. That’s directionally what the numbers add up to be. I don’t have it in front of me, exactly.

KIRKPATRICK: OK. And then, the — your hurdle rate on those is somewhere in the 15 to 20 percent range?

MEYERS: Historically, we’ve averaged 25 percent after tax.

KIRKPATRICK: Great. On another issue, you mentioned that one of the reasons that ‘03 will be held back is due to higher pension expense. What was your pension expense or income in ‘02? And, what do you estimate it to be in fiscal ‘03?

MEYERS: In ‘02, in was income of a little north of $1.5 million and, in ‘03, it’s expense of approximately $3.5 million.

KIRKPATRICK: And, do those numbers include the other benefits that you offer? Or, is that just purely pension?

MEYERS: That’s just purely pension.

KIRKPATRICK: OK. Great. Thank you so much.

WOLFORD: Thank you, Rob.

OPERATOR: Our next question is from Kim Logan of J.P. Morgan.

KIM LOGAN, J.P. MORGAN: Good morning.

WOLFORD: Hello, Kim. How are you?

LOGAN: Fine, thanks.

WOLFORD: Good.

LOGAN: Can you clarify for me whether your market share, overall, was impacted more by private label or by branded competition in the quarter?

WOLFORD: In the fruit business, it was impacted by private label. In the tomato business, we had spending by both Hunts, as well as private label. And, Hunts was the — was the larger impact of the two, although they were close to being the same. And then, in the vegetable business, it was more a reflection of lower spending on our part, where we put our programs in other times of the year as opposed to the fourth quarter.

LOGAN: OK. And then, given the competitive merchandising that you mentioned in the quarter, are you rethinking any aspect of your marketing strategy or timing of programs? Or, is it just to maintain what you’ve done in the past?

WOLFORD: No. Actually, we will — well, we always — we always adjust our strategies based on a variety of things, of course. So, there’s no fixed answer. But, I think the fact that, you know, we’re pretty pleased with where we were for the year. We took a price increase, we had share increases in vegetable and tomatoes for the entire year. So, I’d look at that as a — as a - as an overall 12 month program that worked. When I look at the fruit business, where we were down less than the share point, that has got a number of different issues going there, the least of which is the price increase, which has a big impact on that category.

So, I think it’s important, when you look at a quarterly performance in our business, that it be put within the context of an annual plan. And, I think that our annual plan last year worked well and we would anticipate the coming year will also work well.

LOGAN: OK. Thank you.

WOLFORD: Thank you.

OPERATOR: Our next question is from Kirstin Buchi of Morgan Stanley.

KIRSTIN BUCHI, MORGAN STANLEY: Good morning, guys.

WOLFORD: Good morning.

MEYERS: Kirstin, how are you?

BUCHI: Good. How are you?

WOLFORD: Great, thanks.

BUCHI: Most of my questions were answered. But, I do have one or two quick ones, though. I think, in vegetables, the inventorying — trade de-inventorying was mentioned.

WOLFORD: Uh-huh.

BUCHI: And, I’m curious. Has the trend there continued to moderate or have you seen an acceleration recently?

WOLFORD: Well, we saw — as I’ve said before, we saw more de-inventorying in fiscal ‘02 than we had anticipated in our plan. And, that is a — and so, we’ve seen more of it in ‘02 than we anticipated. But, we think it is — it is at a moderating stage of its — of the process for our categories. All of our customers are attempting to tighten their inventory levels. As I’ve said before, they are no longer talking about weeks. They’re talking about days. And, when we look at our VMI customers, which are the - VMI is Vendor Managed Inventory. The inventories there are down about half a - half a week over the last year. And, WalMart is down about a third of a week, I think. And that, of course, is a reduction in overall WalMart that is significant, given the tremendous increase we’ve had in sales there. Another - so, that would be sort of the de-inventorying story as I see it, Kirstin.

BUCHI: OK. Great. And then, one last question. Do you have a sense of what the impact of the forward buy in advance of last year’s price increase was?

WOLFORD: Yes. The forward buy, in terms of last year’s price increase — my recollection was that that was somewhat in the neighborhood of 900,000 to 1.2 million cases last year. And, that was — and, that was really focused on some very specific customers. So, when we look at a year to year comparison, Q4 to Q4, we can look at three or four customers and see precisely the change from year to year based on their forward buy in the fourth quarter of ‘01. And, that really takes you back to the reality of our business today, which is that you have some customers who are really committed to getting inventories down and they are much less inclined to forward buy on a price increase or on a deal. You still have some, however, who are willing — in their economics, they will take advantage of a pricing opportunity like that to buy forward and load their warehouse.

BUCHI: OK. Thank you very much.

WOLFORD: Thank you.

OPERATOR: Our next question is from Nicole Black of Bear Stearns.

NICOLE BLACK, BEAR STEARNS: Good morning.

MEYERS: Good morning.

WOLFORD: Hello, Nicole. How are you?

BLACK: Great. In giving guidance, you talked about free cash flow next year of $70 million to $90 million. Is it — is it safe to assume that that full amount will be used for debt repayment? Or, do you have a couple of other uses?

MEYERS: No. That — it is our intent to reduce debt with that free cash flow.

BLACK: Great. And, now that you have gotten a little bit further down the road with Heinz integration planning, is your synergy target still $60 million?

WOLFORD: Yes.

BLACK: OK. Can you give us a sense of timing on that $60 million? I think, when the deal was originally announced, you had said 2004, I believe, is when you wanted to achieve those. How much can we look for in fiscal ‘03, assuming deal closes at end of calendar year?

WOLFORD: Well, firstly, we’ve not changed the timing.

BLACK: OK.

WOLFORD: And, the expectations of the timing, so the information that we may have shared with you in one of the presentations would still be — still be correct.

BLACK: OK. Great. Thank you.

GIBBONS: Thank you, Nicole.

OPERATOR: Our last question is from Alan Spearman of GMT Capital.

ALAN SPEARMAN, GMT CAPITAL: Yes. Dave, just give us a little delineation of how the pension assumption may have been changed and the actual returns that generated this — what looks to be a $4 million to $4.5 million reversal.

MEYERS: Yes. Actually, the assets are down significantly because the performance on those assets was negative over the last period of time. And, we expect, long-term, a nine percent return on our assets. So, the combination of those is what is driving the actual increase in pension expense.

SPEARMAN: So, if you got a flat — if you got a flat return for the next 12 months, what would that cost you? And, that will be the last question.

MEYERS: I don’t have that in terms of if we have a flat return. We - obviously, this comes from an actuarial that does that actual calculation and provides that to us at the end of the year. I would — so, again, I wouldn’t expect it to be a significant change, but that would be in ‘04. Our ‘03 numbers are set.

SPEARMAN: Thanks a lot.

WOLFORD: Thank you.

OPERATOR: This concludes the question and answer session. Mr. Wolford, I would now like to turn the program back to you. Thank you.

WOLFORD: Thank you. I’d just like to, as I’ve always done, express our appreciation for the interest that you all have in our company. And, we look forward to the future with a great deal of anticipation. ‘03 is going to be an exciting year for Del Monte as both our current businesses, as well as our merging the Heinz businesses into our company. So, thank you very much for participating today and we will see you here again in another quarter.

Bye.